UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Sol-Gel Technologies Ltd. (the "Company") announces the resignation of Ms. Yael Baratz from its Board of Directors for personal reasons, effective February 22, 2018.  The Board of Directors wishes Ms. Baratz the best in her endeavours.

The Company also announces the appointment of Ms. Yaffa Krindel to its Board of Directors to replace Ms. Baratz, effective immediately.

Yaffa Krindel has more than 25 years of experience in the Israeli high-tech and medical fields.  Ms. Krindel currently serves on the board of directors of Itamar Medical Ltd., a medical device company publicly traded on the Tel Aviv Stock Exchange ("TASE"), BGN Technologies Ltd., the technology transfer company of Ben Gurion University, and two medical device start-up companies, and has served on the board of directors of numerous companies publicly traded on Nasdaq. From 1997 until 2007, Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Before joining Star Ventures, Ms. Krindel served from 1992 to 1996 as CFO and VP Finance of Lannet Data Communications Ltd., an Israeli telecommunications company publicly traded on Nasdaq which is now part of Avaya Inc. From 1993 to 1997, she served as CFO and later as director of BreezeCOM Ltd., an Israeli telecommunications company which traded on Nasdaq and TASE. Ms. Krindel earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: February 26, 2018	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer